UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	28 March 2025 - “Commencement of Share Buyback Programme”

99.1

Haleon plc: Commencement of Share Buyback Programme

28 March 2025: Haleon plc (the "Company", or "Haleon") today announces that it is commencing a share buyback programme to purchase ordinary shares of £0.01 each in the Company (the "Shares") up to an aggregate consideration of £330 million (the "Buyback Programme"). This represents the remainder of the £500 million allocated to share buybacks in 2025 announced on 27 February 2025, following completion of the Company's c. £170m off-market purchase of Shares from Pfizer Inc. announced on 18 March 2025. The Buyback Programme is in line with the Company's capital allocation priorities including delivering attractive shareholder returns. The Buyback Programme is expected to enhance the Company's earnings per share.

The first tranche of the Buyback Programme (the "First Tranche") will be for an aggregate consideration of up to £200 million. The First Tranche will commence immediately and end by no later than 26 June 2025. All Shares purchased by the Company under the First Tranche will be cancelled and the purpose is to reduce the Company's share capital.

In connection with the First Tranche, the Company has entered into an irrevocable agreement with Goldman Sachs International ("Goldman Sachs"), for the purchase by Goldman Sachs of the Shares. Under the terms of the agreement, any purchase of Shares by Goldman Sachs will be carried out on the London Stock Exchange and Goldman Sachs will make trading decisions in relation to the First Tranche independently of Haleon with regard to the timing of the purchase, including during any closed period.

Any further tranches of the Buyback Programme will be announced in due course.

Notes
The maximum number of Shares that may be purchased as part of the First Tranche under the Company's existing authority obtained at its Annual General Meeting held on 8 May 2024 (the "2024 Authority") is 789,903,934, being the amount of the 2024 Authority not yet utilised as at the date of this announcement. The Company will be seeking shareholder approval for share buybacks of up to 10% of the Company's issued share capital at the Company's upcoming Annual General Meeting to be held in May 2025 (the "2025 Authority").

Any purchases of Shares under the First Tranche contemplated by this announcement will be effected within certain pre-set parameters and will be subject to the terms of the arrangement with Goldman Sachs. The Buyback Programme will operate in accordance with (i) the 2024 Authority and the 2025 Authority (subject to shareholder approval); (ii) the assimilated UK Market Abuse Regulation No. 596/2014 and assimilated Commission Delegated Regulation (EU) 2016/1052 (in each case as they form part of law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018) (as amended) and (iii) Chapter 9 of the UK Financial Conduct Authority's UK Listing Rules.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 28, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary